UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

SE GLOBAL EQUITIES CORP. (formerly Future Technologies, Inc.)
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

78411U 10 2
(CUSIP Number)

Toby Chu 11900 Wayzata Blvd., Suite 100 Hopkins, Minnesota Tel: (952) 541 1155
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of paragraph 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See paragraph 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	78411U 10 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CAPITAL ALLIANCE GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,073,578(1)
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
12,073,578(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,073,578(1) common shares (direct beneficial ownership)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
Not applicable [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84% (Based upon 14,371,029 shares of Common Stock issued and outstanding as of February 21, 2001)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)Toby Chu is an officer, director and principal shareholder of Capital Alliance Group, Inc.

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source Symbol

Subject Company (Company whose securities are being acquired) SC

Bank BK

Affiliate (of reporting person) AF

Working Capital (or reporting person) WC

Personal Funds (of Reporting person) PF

Other OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise furnish place of organization. (See Item 2 of Schedule 13D.)

(7) - (11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. - Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(14) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category Symbol

Broker-Dealer BD

Bank BK

Insurance Company IC

Investment Company IV

Investment Advisor IA

Employee Benefit Plan, Pension Fund, or Endowment Fund EP

Parent Holding Company HC

Corporation CO

Partnership PN

Individual IN

Other OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross-references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the federal securities laws or other civil, criminal or regulatory statements or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

General Instructions

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matters incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

1. Security and Issuer

SE Global Equities Corp.
Common shares, $0.01 par value

Principal Executive offices:
11900 Wayzata Blvd., Suite 100
Hopkins, Minnesota 55305

2. Identity and Background

Capital Alliance Group, Inc., ("CAG") is a British Columbia incorporated company whose common shares are listed and trade on the Canadian Venture Exchange. Its head office located at 12th Floor, 777 West Broadway, Vancouver, British Columbia, V5Z 4J7, Canada.

CAG has not, during the last five years, been convicted in a criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

The directors, executive officers and controlling shareholders of CAG are as follows:

Tim Leong, Chief Financial Officer and Secretary of CAG, is a Canadian citizen, residing at 3245 East 17th Avenue, Vancouver, British Columbia.

Toby Chu, President, Chief Executive Officer, Director and controlling shareholder of CAG, is a Canadian citizen, residing at 3780 Kilby Court, Richmond, British Columbia. Mr. Chu is also the President and Director of the Issuer as well as the President and a Director of CIBT Canadian Institute of Business & Technology Corp.

Toby Chu owns the shares in CAG through Concordia Management Corp. with registered address at #1200, 777 West Broadway, Vancouver, British Columbia.

Prithep Sosothikul, a Director of CAG, is a Thailand citizen, residing at 85 Sukhumvit Soi 39, Bangkok, Thailand. Mr. Sosothikul is also the Director of the Issuer.

Allen Chu, a Director of CAG, is a Canadian citizen, residing at 7971 Bennett Road, Richmond, British Columbia. Mr. Chu is a self-employed businessman.

Dr. Tony David, a Director of CAG, is a Canadian citizen, residing at 5818 Adera Street, Vancouver, British Columbia. Dr. David is a Clinical Assistant Professor of Oral Maxillofacial Surgery & Surgical Sciences at the University of British Columbia.

Ken Lee, a Director of CAG, is a Canadian citizen, residing at 191 West 20th Avenue, Vancouver, British Columbia. Mr. Lee is also a Director of the Issuer, a Chartered Accountant; and a self-employed consultant.

G. David Richardson, a Director of CAG, is a Canadian citizen, residing at 2890 West 47th Avenue, Vancouver, British Columbia. Mr. Richardson is also a Director of the Issuer and President of Countryman Investments Ltd.

Aziz Shariff, a Director of CAG, is a British citizen, residing at PO Box 30020, Dubai, United Arab Emirates. Mr. Shariff is also the President of Trimark Trading.

During the last five years, none of CAG's directors, officers or controlling shareholders, as listed above, have been convicted in a criminal proceeding, or a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

3. Source and Amount of Funds or Other Considerations

On February 21, 2001, the Issuer issued 12,873,944 shares of its common stock to the shareholders of SE Global Equities, Inc. ("SE Global"), a Cayman Islands corporation to acquire all the issued and outstanding shares of SE Global. Pursuant to an "investment Letter and Subscription Agreement [the "Investment Letter"] the Issuer issued 12,073,578 of the 12,873,944 shares to CAG for which CAG tendered its 277,692,308 common shares in the capital of SE Global, which represents approximately 84% of the current issued and outstanding shares of the Issuer. This represents a change of control of the Issuer.

4. Purpose of Transaction

The purpose of the transaction described above was for CAG to obtain controlling interest in the Issuer. Following the acquisition, CAG has or intends to exercise its controlling interest in the Issuer to cause the Issuer to, among other things:

(a) elect a new board of directors, including electing and appointing Toby Chu as Chairman of the Board and President;

(b) carry on its business through its wholly-owned subsidiary SE Global; and

(c) fully utilize its assets and business contacts of SE Global to actively pursue SE Global's established business and plan of operations in connection with the creation, development and commercialization of an Internet financial center for exploring world-wide investments through an established global alliance network of brokers and information providers.

5. Interest in Securities of the Issuer

As a result of the reverse acquisition, CAG beneficially owns 12,073,578 common shares of the Issuer, being 84% of the issued and outstanding shares of the Issuer as at February 21, 2001. CAG now has the sole power to vote or direct the vote and to dispose or direct the disposition of 12,073,578 shares of common stock (84%) of the Issuer. CAG has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Toby Chu, the President, Chief Executive Officer and a Director of CAG, beneficially owns, 761,662 common shares of CAG, being 5.687% of the issued and outstanding shares of CAG as at the date hereof. Toby Chu has the sole power to vote or direct the vote and to dispose or direct the disposition of 761,662 shares of common stock (5.687%) of CAG. Toby Chu has effected transaction in the shares of common stock of CAG in the past sixty days (see attached Mr. Chu's insider report).

Prithep Sosothikul, a Director of CAG, beneficially owns, 25,000 common shares of CAG, being 0.187% of the issued and outstanding shares of CAG as at the date hereof. Prithep Sosothikul has the sole power to vote or direct the vote and to dispose or direct the disposition of 25,000 shares of common stock (0.187%) of CAG. Mr. Sosothikul has not effected any transaction in the shares of common stock of CAG in the past sixty days.

Allen Chu, a Director of CAG, beneficially owns, 5,000 common shares of CAG, being 0.037% of the issued and outstanding shares of CAG as at the date hereof. Allen Chu has the sole power to vote or direct the vote and to dispose or direct the disposition of 5,000 shares of common stock (0.037%) of CAG. Allen Chu has not effected any transaction in the shares of common stock of CAG in the past sixty days.

Dr. Tony David, a Director of CAG, beneficially owns, 4,600 common shares of CAG, being 0.034% of the issued and outstanding shares of CAG as at the date hereof. Dr. David has the sole power to vote or direct the vote and to dispose or direct the disposition of 4,600 shares of common stock (0.034%) of CAG. Dr. David has not effected any transaction in the shares of common stock of the CAG in the past sixty days.

Ken Lee, a Director of CAG, beneficially owns, 90,000 common shares of CAG, being 0.672% of the issued and outstanding shares of CAG as at the date hereof. Ken Lee has the sole power to vote or direct the vote and to dispose or direct the disposition of 90,000 shares of common stock (0.672%) of CAG. Mr. Lee has not effected any transaction in the shares of common stock of the CAG in the past sixty days.

G. David Richardson, a Director of CAG, beneficially owns, 183,800 common shares of CAG, being 1.372% of the issued and outstanding shares of CAG as at the date hereof. Mr. Richardson has the sole power to vote or direct the vote and to dispose or direct the disposition of 183,800 shares of common stock (1.372%) of CAG. Mr. Richardson has effected transaction in the shares of common stock of the CAG in the past sixty days (see attached Mr. Richardson's insider report).

Aziz Shariff, a Director of CAG, beneficially owns, 250,000 common shares of CAG, being 1.867% of the issued and outstanding shares of CAG as at the date hereof. Mr. Shariff has the sole power to vote or direct the vote and to dispose or direct the disposition of 250,000 shares of common stock (1.867%) of CAG. Mr. Shariff has not effected any transaction in the shares of common stock of the CAG in the past sixty days.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Toby Chu, the President and CEO of the Issuer also serves as President and CEO of CAG (any position within SE Global - Yes: President & CEO of SE Global Equities Corp. OTCBB: SEGB). Other than the Investment Letter, to the best knowledge of CAG, there are no other contracts, arrangements, understandings or relationship (legal or otherwise) among persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of the Issuer, including but not limited to transfer of voting or any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Investment Letter and Subscription Agreement between CAG and the Issuer, effective February 21, 2001. (see attached subscription agreement)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Toby Chu
Dated: April 30, 2001
Signature

Toby Chu, President, Chief Executive
 Officer and Director
Name/Title

/s/ Toby Chu

Dated: April 30, 2001
Signature

Toby Chu, President, Chief Executive
 Officer, Director and Majority
Shareholderof CAG
Name/Title

/s/ Prithep Sosthikul
Dated: April 30, 2001
Signature

Prithep Sosothikul, Director of CAG
Name/Title

/s/ Allen Chu
Dated: April 30, 2001
Signature

Allen Chu, Director of CAG
Name/Title

/s/ Dr. Tony David
Dated: April 30, 2001
Signature

Dr. Tony David, Director of CAG
Name/Title

/s/ Ken Lee

Dated: April 30, 2001
Signature

Ken Lee, Director of CAG
Name/Title

/s/ G. David Richardson

Dated: April 30, 2001
Signature

G. David Richardson, Director of CAG
Name/Title

/s/ Aziz Shariff

Dated: April 30, 2001
Signature

Aziz Shariff, Director of CAG
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).